

Mail Stop 7010

March 20, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Loren M. Starr
Chief Financial Officer
Invesco Ltd.
1555 Peachtree Street NE, Suite 1800
Atlanta, Georgia 30309

> RE: Form 10-K for the fiscal year ended December 31, 2008
> File No. 1-13908

Dear Mr. Starr:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Management's Discussion and Analysis, page 24

Executive Overview, page 24

2. We note your discussion of the current market conditions. We urge you to find ways
to provide additional quantitative disclosures that conveys to investors the current and
ongoing risks related to your revenues, operating results, and recoverability of your
assets. We believe that detailed rather than general disclosures regarding these risks
and exposures would provide investors with the appropriate information to make this
evaluation. Please consider the following:
* In regards to the recoverability of your assets, we believe that it is important to
provide investors with information to help them evaluate the current assumptions
underlying your impairment assessment relative to your current market conditions
and your peers to enable them to attempt to assess the likelihood of potential
future impairments or fair value adjustments. You should consider providing
additional quantitative disclosures related to each type of potential charge,
including impairment charges related to investments, which include trading
securities, available-for-sale securities, and equity method investments. Your
disclosures should also address the potential impairment of assets held for
policyholders, investments of consolidated investment products, property and
equipment, and intangible assets. Please consider providing qualitative and
quantitative descriptions of the material assumptions used and a sensitivity
analysis of those assumptions used to determine fair value in your impairment
analyses based upon reasonably likely changes. Please also consider providing an
explanation of how you determine when there is an other-than-temporary
impairment as well as whether there are more risks and exposures related to
certain assets which make it more likely for them to be impaired; and
* You provide a quantitative discussion of expected 2009 operating expenses
assuming a continuation of year-end 2008 market and foreign exchange levels.
Please consider providing similar quantitative disclosures for revenues, operating
income, and net income.

Assets Under Management, page 27

3. You present net revenue yield on Assets Under Management and net revenue yield on
Assets Under Management before performance fees. Please present the most directly
comparable financial measure or measures calculated and presented in accordance
with US GAAP with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of
Regulation S-K. Please also consider discussing any significant changes in these US
GAAP amounts period over period.

4. Please consider providing a breakdown of Assets Under Management by sectors
(such as real estate, banking, or consumer products) as of each balance sheet date.
This disclosure should be supplemented by additional discussion in MD&A that

provides a detailed analysis of both changes in Assets by Management by sector and changes in fund performance by sector for each period presented.

5. Please quantify to the extent possible, information regarding any known changes in assets under management occurring subsequent to your latest balance sheet date but prior to the date of your filings, such as known redemptions and/ or notices of expected redemptions. Your disclosures should clearly reflect any known trends in redemptions or notice of expected redemptions within MD&A.

6. If in future filings a presentation of the flows in money market funds on a gross basis instead of on a net basis could provide material information concerning these flows, please revise to present the flows on this basis.

Results of Operations

Proportional Share of Revenues, Net of Third-Party Distribution Expenses, from Joint Venture Investments, page 32

7. Please clarify how you are arriving at the amounts discussed in MD&A as the proportional share of revenues, net of third-party distribution expenses, from joint venture investments compared to the amounts reported on your statements of income or disclose the specific page number that these disclosures are provided. Specifically you report equity in earnings of unconsolidated affiliates of $46.8 million during the year ended December 31, 2008 and $48.1 million during the year ended December 31, 2007 on your statements of income. Please also include a discussion in MD&A of the equity in earnings of unconsolidated affiliates amounts.

Schedule of Non-GAAP Information, page 38

8. Please expand your disclosures to further address why you believe net revenues, net operating income, and net operating margin provides useful information to investors. Please specifically disclose if you use these non-GAAP financial measures for any additional purposes. Refer to Item 10(e)(1)(i)(D) of Regulation S-K.

9. Please clearly show how you are arriving at the amounts of proportional share of revenues, net of third-party distribution expenses, from joint venture investments. Please disclose how these joint venture investments are related to your operations which warrant their inclusion in operating income.

Liquidity and Capital Resources, page 41

10. In light of the $297.2 million 4.5% senior notes due on December 15, 2009 and that the $900 million credit facility will expire on March 31, 2010, please disclose the current status of your borrowings, including if you have been able to refinance any of

your debt amounts, renew any debt facilities, as well as whether there have been any
other material changes to your borrowings. Please also disclose the source of cash
you intend to use to make significant debt payments such as the $297.2 million.

11. You believe that your cash flows from operations and credit facilities, together with
your ability to obtain alternative sources of financing, will enable you to meet
operating, debt and other obligations as they come due and anticipated future capital
requirements. Please further enhance your disclosures to discuss significant changes
in your expected sources and uses of cash from period to period and the impact of
these changes on your liquidity and capital resources. In this regard, your cash flows
from operations decreased by $418 million or 46% from the year ended December 31,
2007 to the year ended December 31, 2008. When there are significant changes in
the sources of cash, please advise how you determined that these sources will
continue to be sufficient to meet your needs including whether alternative sources of
cash are available.

Debt, page 44

12. You disclose your required and actual ratios for financial covenants under the $900
million credit facility. Please also consider disclosing the specific computations used
to arrive at the actual ratios with corresponding reconciliations to US GAAP
amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350
and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures
dated June 13, 2003. Please confirm that there are no borrowing base guidelines
which could restrict the amount available under the facility.

Critical Accounting Policies and Estimates, page 47

13. Given that it appears your material revenue streams are based on the value of Assets
Under Management, please disclose how you calculate the value of your Assets
Under Management. If significant judgment is involved in the calculation of Assets
Under Management and this directly impacts such calculation of your revenue
recognition, please tell us how you considered the need to identify Assets Under
Management as a critical accounting policy. We believe the following disclosures
may be useful to investors:
- Explanation of each of the models/techniques used to estimate fair value of the
underlying Assets Under Management;
- Detailed discussion of the material estimates and assumptions used in each of the
models; and
- Sensitivity analysis of the material estimates and assumptions for each of the
models used on the fair value of the Assets Under Management.
 Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

Goodwill, page 50

14. Given that goodwill represents 61% of your total assets at December 31, 2008, we
    encourage you to expand your disclosures to provide readers with a better insight into
    management's judgments in accounting for goodwill. Please consider the following:
    - You state that the principal method you use to determine fair value of a reporting
      unit is an income approach where future cash flows are discounted to arrive at a
      single present value amount. You note that the results of the secondary market
      approach are not used to provide a fair value estimate and are not combined or
      weighted with the results of the income approach but are used to provide an
      additional basis to determine the reasonableness of the income approach fair value
      estimate. Please disclose what consideration was given to the secondary market
      approach in your analysis, including if it resulted in you reconsidering or
      adjusting the values under the income approach;
    - Please disclose what consideration was given to your market capitalization in
      your impairment analysis; and
    - Please disclose how assumptions and methodologies used for valuing goodwill in
      the current year have changed since the prior year highlighting the impact of any
      changes.

15. Given that only a 1% increase in the discount rate assumptions used during your
    October 31, 2008 interim goodwill impairment analysis would have caused the
    carrying value of your reporting unit to be in excess of its fair value, please disclose
    the rate that you used and how you determined this was the appropriate rate to be
    used in your analysis.

16. Please provide us with a comprehensive explanation and correspondingly expand
    your disclosures to address how you determined you only have one reporting unit
    pursuant to SFAS 142. You should disclose whether you aggregate reporting units.
    Refer to paragraph 30 of SFAS 142. Please tell us whether discrete financial
    information is prepared at any level lower than the consolidated level. If so, please
    tell us who uses this information and for what purpose. Please help us understand
    why the three principal distribution channels: Retail, Institutional, and Private Wealth
    Management would not be separate reporting units.

Investments, page 51

17. Your disclosures indicate that you perform a quarterly impairment testing of your
    investments. The accuracy of your other-than-temporary impairment assessments is
    dependent upon the extent to which you are able to accurately determine fair values.
    Please expand your disclosure related to your impairment assessments to address the
    following:
    - Please further advise how you determine when there is an other-than-temporary
      impairment, including the factors that you consider; and

- Please disclose the significant estimates and assumptions made in your impairment analysis as well as provide a sensitivity analysis of those assumptions used to determine fair value in your impairment analyses based upon reasonably likely changes.

18. Please consider providing the following additional information regarding fair value measurements of investments disclosed in note 4 as well as investments held by consolidated investment products disclosed in note 17 to the financial statements:
   - A general description of the valuation techniques or models used as well as any material changes made during the reporting period to those techniques or models, why the changes were made, and, to the extent possible, the quantitative effect of those changes;
   - To the extent material, a discussion of the extent to which, and how, relevant market indices were used in applying the techniques or models. Consider describing any material adjustments made during the reporting period to the fair value based on market indices and your reasons for making those adjustments;
   - A discussion of how the techniques or models used are validated;
   - A discussion of how sensitive the fair value estimates are to the significant inputs the technique or model uses; and
   - If material, a discussion of how increases and decreases in the aggregate fair value may affect your liquidity and capital resources.

Financial Statements

Notes to the Financial Statements

Note 1. Accounting Policies

Revenue Recognition, page 69

19. Please expand your discussion about the recognition of performance-based management fees to address the following:
   - The measurement periods for the performance fees (monthly, quarterly, annual);
   - When amounts are paid including whether they are paid at the end of the measurement period; and
   - Whether there are any situations in which you could be required to payback any of the amounts.
   Please also disclose any revenue amounts recorded that are at risk due to future performance contingencies. Refer to EITF D-96.

Note 4. Investments, page 79

20. Please expand your disclosures regarding equity method investments to include all of the disclosures required by paragraph 20 of APB No. 18. These should include the

aggregate value of each identified investment based on the quoted market price if a quoted market price is available. Please also provide additional insight on how you perform your impairment analysis, including your consideration of quoted market prices and how you determine when there is an other-than-temporary impairment.

Note 5. Assets Held for Policyholders and Policyholder Payables, page 81

21. Please provide the disclosures required by paragraph 38 of SOP 03-1, including the aggregate fair value of assets by major investment asset category. Please disclose the nature of these investments as well as how you determine fair value. Specifically, you should disclose the methods as well as significant estimates and assumptions used to determine fair value.

Note 17. Consolidated Investment Products, page 92

22. As a result of amendments made to limited partnership agreements, you determined that you no longer controlled certain real estate partnerships under EITF 04-5. It appears that amendments to other limited partnership agreements resulted in the consolidation of these entities. Please expand your disclosures to address the following:
   - Please disclose the nature of the amendments that were made that led to consolidation or deconsolidation; and
   - Please clearly disclose the impact on your balance sheet and statements of income of the partnerships that were deconsolidated as a result of these amendments. In a similar manner, you should disclose the impact of any partnerships that were consolidated.

23. Please disclose the nature and types of investments held by consolidated investment products, corresponding amounts by each type, as well as how you account for each type. For example, you should state that they are accounted for as available for sale securities pursuant to SFAS 115, if applicable. Please also provide the disclosures required by paragraphs 32(c) and (d) of SFAS 157 regarding the Level 3 investments held by consolidated investment products. This should include a reconciliation of the beginning and ending balances of these investments.

24. Please address the following related to your investments in CLO entities:
   - Please provide us with a summary of your significant rights and obligations related to these entities;
   - Please tell us how your consideration of these rights and obligations led you to determine that you were not the primary beneficiary pursuant to FIN 46(R);
   - You state that in the majority of potential return outcomes you do not absorb greater than 50% of the expected gains or losses from the CLOs. Please clarify what you mean by the majority of potential return outcomes. Please clarify what

potential return outcomes would lead to you absorbing greater than 50% of the expected gains or losses; and
*   Please disclose any significant estimates and assumptions used in your analysis as well as the impact of any reasonably likely changes.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
*   the company is responsible for the adequacy and accuracy of the disclosure in their filings;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant